Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES THIRD QUARTER 2024 RESULTS

•	Sales of $10.3 billion decreased in-line with the 4% reduction in global light vehicle production

•	Diluted earnings per share were $1.68, up $0.31, largely reflecting recognition of Fisker deferred revenue

•	Adjusted diluted earnings per share were $1.28, down $0.18, including $0.10 due to a higher income tax rate

•	Normal Course Issuer Bid to purchase up to 10% of our public float of Common Shares, with purchases expected to commence in the fourth quarter of 2024

AURORA, Ontario, November 1, 2024 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2024.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2024	2023	2024	2023
Reported
Sales	$10,280	$10,688	$32,208	$32,343

Income from operations before income taxes	$700	$538	$1,161	$1,296

Net income attributable to Magna International Inc.	$484	$394	$806	$942

Diluted earnings per share	$1.68	$1.37	$2.81	$3.29

Non-GAAP Financial Measures(1)

Adjusted EBIT	$594	$615	$1,640	$1,680

Adjusted diluted earnings per share	$1.28	$1.46	$3.72	$4.15

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. Further information and a reconciliation of these Non-GAAP financial measures is included in the back of this press release.

MAGNA ANNOUNCES THIRD QUARTER 2024 RESULTS	CONNECT WITH MAGNA 1

“We continue to mitigate industry headwinds including lower production volumes in each of our core regions. Our ongoing initiatives and results to date reinforce our conviction in our free cashflow outlook this year and beyond. As we continuously seek to optimize value creation, we are resuming share repurchases in the fourth quarter – ahead of our prior plan.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

THREE MONTHS ENDED SEPTEMBER 30, 2024

We posted sales of $10.3 billion for the third quarter of 2024, a decrease of 4% from the third quarter of 2023. The lower sales largely reflects a 4% decrease in global light vehicle production, including 6% lower production in each of North America and China and a 2% decline in Europe. In addition, sales were negatively impacted by the end of production of certain programs, and divestitures, net of acquisitions, partially offset by the launch of new programs and customer price increases to recover certain higher production input costs.

Adjusted EBIT decreased to $594 million in the third quarter of 2024 compared to $615 million in the third quarter of 2023. This mainly reflects reduced earnings on lower sales, higher production input costs net of customer recoveries, and lower equity income. These were partially offset by higher net favourable commercial items, continued productivity and efficiency improvements, including lower costs at certain underperforming facilities, lower net engineering costs, including spending related to our electrification and active safety businesses and the negative impact of the UAW labour strike during the third quarter of 2023.

Income from operations before income taxes increased to $700 million for the third quarter of 2024 compared to $538 million in the third quarter of 2023, which includes Other (income) expense, net(2) items and Amortization of acquired intangibles totaling ($160) million and $28 million in the third quarters of 2024 and 2023, respectively. The most significant item in either period was the positive impact of recognizing $196 million of Fisker deferred revenue as the associated agreements were cancelled in the third quarter of 2024. Excluding Other (income) expense, net and Amortization of acquired intangibles from both periods, income from operations before income taxes decreased $26 million in the third quarter of 2024 compared to the third quarter of 2023, largely reflecting the decrease in Adjusted EBIT.

Net income attributable to Magna International Inc. was $484 million for the third quarter of 2024 compared to $394 million in the third quarter of 2023, which includes Other (income) expense, net(2), after tax and Amortization of acquired intangibles totaling $(115) million and $25 million in the third quarters of 2024 and 2023, respectively. Excluding Other (income) expense, net, after tax and Amortization of acquired intangibles from both periods, net income attributable to Magna International Inc. decreased $50 million in the third quarter of 2024 compared to the third quarter of 2023.

Diluted earnings per share were $1.68 in the third quarter of 2024, compared to $1.37 in the comparable period. Adjusted diluted earnings per share were $1.28 , down $0.18 from $1.46 for the third quarter of 2023, including $0.10 due to a higher income tax rate.

In the third quarter of 2024, we generated cash from operations before changes in operating assets and liabilities of $785 million and used $58 million in operating assets and liabilities. Investment activities for the third quarter of 2024 included $476 million in fixed asset additions, $115 million in investments, other assets and intangible assets and $1 million in private equity investments.

(2)  Other (income) expense, net is comprised of Fisker Inc. [“Fisker”] related impacts (restructuring and impairment of assembly and production assets, the impairment of Fisker warrants, and the recognition of previously deferred revenue), revaluations of certain public company warrants and equity investments, restructuring activities and gain on business combination, during the three and nine months ended September 30, 2023 & 2024. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

MAGNA ANNOUNCES THIRD QUARTER 2024 RESULTS	CONNECT WITH MAGNA 2

NINE MONTHS ENDED SEPTEMBER 30, 2024

We posted sales of $32.2 billion for the nine months ended September 30, 2024, compared to $32.3 billion for the nine months ended September 30, 2023, a period in which global light vehicle production decreased 1%.

Adjusted EBIT was $1.64 billion for the nine months ended September 30, 2024 compared to $1.68 billion for the nine months ended September 30, 2023. This reflects reduced earnings on lower sales, higher production input costs net of customer recoveries, reduced earnings on lower assembly volumes, acquisitions, net of divestitures, during or subsequent to the first nine months of 2023, and lower equity income. These were partially offset by continued productivity and efficiency improvements, including lower costs at certain underperforming facilities, higher net favourable commercial items, and lower net engineering costs, including spending related to our electrification and active safety businesses.

During the nine months ended September 30, 2024, income from operations before income taxes was $1.16 billion, net income attributable to Magna International Inc. was $806 million and diluted earnings per share were $2.81, decreases of $135 million, $136 million, and $0.48, respectively, each compared to the first nine months of 2023.

During the nine months ended September 30, 2024, Adjusted diluted earnings per share decreased 10% to $3.72, compared to the first nine months of 2023.

During the nine months ended September 30, 2024, we generated cash from operations before changes in operating assets and liabilities of $2.06 billion and invested $333 million in operating assets and liabilities. Investment activities for the first nine months of 2024 included $1.47 billion in fixed asset additions, a $410 million increase in investments, other assets and intangible assets and $22 million in public and private equity investments.

RETURN OF CAPITAL

During the three months ended September 30, 2024, we paid $138 million in dividends.

Our Board of Directors declared a third quarter dividend of $0.475 per Common Share, payable on November 29, 2024 to shareholders of record as of the close of business on November 15, 2024.

OTHER MATTERS

Subject to the approval by the Toronto Stock Exchange, our Board of Directors approved a new Normal Course Issuer Bid ("NCIB") to purchase up to approximately 28.5 million of our Common Shares, representing approximately 10% of our public float of Common Shares. This NCIB is expected to commence on or about November 7, 2024 and will terminate one year later.

MAGNA ANNOUNCES THIRD QUARTER 2024 RESULTS	CONNECT WITH MAGNA 3

SEGMENT SUMMARY

	For the three months ended September 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2024	2023	Change	2024	2023	Change
Body Exteriors & Structures	$4,038	$4,354	$(316)	$273	$358	$(85)
Power & Vision	3,837	3,745	92	279	221	58
Seating Systems	1,379	1,529	(150)	51	70	(19)
Complete Vehicles	1,159	1,185	(26)	27	(5)	32
Corporate and Other	(133)	(125)	(8)	(36)	(29)	(7)
Total Reportable Segments	$10,280	$10,688	$(408)	$594	$615	$(21)

	For the three months ended September 30,
	Adjusted EBIT as a percentage of sales
	2024	2023	Change
Body Exteriors & Structures	6.8%	8.2%	(1.4)%
Power & Vision	7.3%	5.9%	1.4%
Seating Systems	3.7%	4.6%	(0.9)%
Complete Vehicles	2.3%	(0.4)%	2.7%
Consolidated Average	5.8%	5.8%	0.0%

	For the nine months ended September 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2024	2023	Change	2024	2023	Change
Body Exteriors & Structures	$12,932	$13,333	$(401)	$912	$1,024	$(112)
Power & Vision	11,605	10,530	1,075	575	437	138
Seating Systems	4,289	4,618	(329)	156	174	(18)
Complete Vehicles	3,784	4,337	(553)	74	81	(7)
Corporate and Other	(402)	(475)	73	(77)	(36)	(41)
Total Reportable Segments	$32,208	$32,343	$(135)	$1,640	$1,680	$(40)

	For the nine months ended September 30,
	Adjusted EBIT as a percentage of sales
	2024	2023	Change
Body Exteriors & Structures	7.1%	7.7%	(0.6)%
Power & Vision	5.0%	4.2%	0.8%
Seating Systems	3.6%	3.8%	(0.2)%
Complete Vehicles	2.0%	1.9%	0.1%
Consolidated Average	5.1%	5.2%	(0.1)%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

MAGNA ANNOUNCES THIRD QUARTER 2024 RESULTS	CONNECT WITH MAGNA 4

2024 OUTLOOK

We first disclose a full-year Outlook annually in February, with quarterly updates. The following Outlook is an update to our previous Outlook in August 2024.

Updated 2024 Outlook Assumptions

	Current	Previous
Light Vehicle Production (millions of units)
North America	15.4	15.7
Europe	16.9	17.1
China	28.9	29.0
Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.736	U.S. $0.733
1 euro equals	U.S. $1.088	U.S. $1.080

Updated 2024 Outlook

	Current	Previous
Segment Sales
Body Exteriors & Structures	$16.8 - $17.2 billion	$17.3 - $17.9 billion
Power & Vision	$15.1 - $15.4 billion	$15.3 - $15.7 billion
Seating Systems	$5.6 - $5.8 billion	$5.5 - $5.8 billion
Complete Vehicles	$5.2 - $5.4 billion	$4.9 - $5.2 billion
Total Sales	$42.2 - $43.2 billion	$42.5 - $44.1 billion

Adjusted EBIT Margin(3)	5.4% - 5.5%	5.4% - 5.8%

Equity Income (included in EBIT)	$80 - $105 million	$100 - $130 million

Interest Expense, net	Approximately $220 million	Approximately $220 million

Income Tax Rate(4)	Approximately 23%	Approximately 22%

Adjusted Net Income attributable to Magna(5)	$1.45 - $1.55 billion	$1.5 - $1.7 billion

Capital Spending	$2.2 - $2.3 billion	$2.3 - $2.4 billion

Notes:

(3)	Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information.
(4)	The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation.
(5)	Adjusted Net Income attributable to Magna represents Net Income excluding Other expense, net and amortization of acquired intangible assets, net of tax.

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2024 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

MAGNA ANNOUNCES THIRD QUARTER 2024 RESULTS	CONNECT WITH MAGNA 5

Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European, and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ("OEM"), we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: labour disruptions; free trade arrangements and tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; uncertainty as to consumer acceptance of EVs; government subsidies to consumers for the purchase of low- and zero-emission vehicles; and other factors.

MAGNA ANNOUNCES THIRD QUARTER 2024 RESULTS	CONNECT WITH MAGNA 6

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Effective July 1, 2023, we revised our calculations of Adjusted EBIT and Adjusted diluted earnings per share to exclude the amortization of acquired intangible assets. Revenue generated from acquired intangible assets is included within revenue in determining net income attributable to Magna. We believe that excluding the amortization of acquired intangible assets from these Non-GAAP measures helps management and investors in understanding our underlying performance and improves comparability between our segmented results of operations and our peers.

The historical presentation of these Non-GAAP measures within this press release has also been updated to reflect the revised calculations.

Adjusted EBIT The following table reconciles net income to Adjusted EBIT:
	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2024	2023	2024	2023

Net Income	$508	$417	$862	$988
Add:
Amortization of acquired intangible assets	28	32	84	57
Interest expense, net	54	49	159	103
Other (income) expense, net	(188)	(4)	236	224
Income taxes	192	121	299	308
Adjusted EBIT	$594	$615	$1,640	$1,680

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

Sales	$10,280	$10,688	$32,208	$32,343
Adjusted EBIT	$594	$615	$1,640	$1,680
Adjusted EBIT as a percentage of sales	5.8%	5.8%	5.1%	5.2%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

Net income attributable to Magna International Inc.	$484	$394	$806	$942
Add (deduct):
Amortization of acquired intangible assets	28	32	84	57
Other (income) expense, net	(188)	(4)	236	224
Tax effect on Amortization of acquired intangible assets and Other (income) expense, net	45	(3)	(57)	(34)
Adjusted net income attributable to Magna International Inc.	$369	$419	$1,069	$1,189
Diluted weighted average number of Common Shares outstanding during the period (millions):	287.3	286.8	287.2	286.6
Adjusted diluted earnings per shares	$1.28	$1.46	$3.72	$4.15

MAGNA ANNOUNCES THIRD QUARTER 2024 RESULTS	CONNECT WITH MAGNA 7

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval + (SEDAR+) which can be accessed at http://www.sedarplus.ca as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter ended September 30, 2024 results on Friday, November 1, 2024 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is
1-800-715-9871. International callers should use 1-646-307-1963. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS (6)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 175,000(7) employees across 343 manufacturing operations and 107 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

(6)  Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(7)  Number of employees includes over 162,000 employees at our wholly owned or controlled entities and over 13,000 employees at certain operations accounted for under the equity method.

MAGNA ANNOUNCES THIRD QUARTER 2024 RESULTS	CONNECT WITH MAGNA 8

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", “assume”, "believe", "intend", "plan", "aim", "forecast", "outlook", "project", “potential”, "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production

• Light vehicle sales levels

• Production disruptions, including as a result of labour disruptions

• Supply disruptions

• Production allocation decisions by OEMs

• Free trade arrangements and tariffs

• Relative currency values

• Commodities prices

• Availability and relative cost of skilled labour

Total Sales Segment Sales

• Same risks as for Light Vehicle Production above

• The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production

• The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production

• Alignment of our product mix with production demand

• Customer concentration

• Shifts in market shares among vehicles or vehicle segments

• Shifts in consumer “take rates” for products we sell

Adjusted EBIT Margin, Free Cash Flow, Net Income Attributable to Magna, and Ability to Repurchase Shares

• Same risks as for Total Sales and Segment Sales above

• Successful execution of critical program launches

• Operational underperformance

• Product warranty/recall risk

• Restructuring costs

• Impairments

• Inflationary pressures

• Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs

• Price concessions

• Risks of conducting business with newer EV-focused OEMs

• Commodity cost volatility

• Scrap steel price volatility

• Higher labour costs

• Tax risks

• Acquisition integration and synergies

Equity Income

• Same risks as Adjusted EBIT Margin, Free Cash Flow, Net Income Attributable to Magna, and Ability to Repurchase Shares above

• Risks related to conducting business through joint ventures

• Risks of doing business in foreign markets

• Legal and regulatory proceedings

• Changes in laws

MAGNA ANNOUNCES THIRD QUARTER 2024 RESULTS	CONNECT WITH MAGNA 9

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

• inflationary pressures;

• interest rates;

• geopolitical risks;

Risks Related to the Automotive Industry

• economic cyclicality;

• regional production volume declines;

• deteriorating vehicle affordability;

• misalignment between EV production and sales;

• intense competition;

Strategic Risks

• alignment with "Car of the Future";

• evolving business risk profile;

• technology and innovation;

• investments in mobility and technology companies;

Customer-Related Risks

• customer concentration;

• growth with Asian OEMs;

• growth of EV-focused OEMs;

• risks of conducting business with newer EV-focused OEMs;

• dependence on outsourcing;

• customer cooperation and consolidation;

• Program cancellations, deferrals and reductions in production volumes;

• Complete vehicle assembly business;

• Market shifts;

• consumer take rate shifts;

• quarterly sales fluctuations;

• customer purchase orders;

• potential OEM production-related disruptions;

Supply Chain Risks

• semiconductor chip supply disruptions and price increases;

• supply chain disruptions;

Pricing Risks

• quote/pricing assumptions;

• customer pricing pressure/contractual arrangements;

• commodity cost volatility;

• scrap steel/aluminum price volatility;

Warranty/Recall Risks

• repair/replace costs;

• warranty provisions;

• product liability;

Climate Change Risks

• transition risks and physical risks;

• strategic and other risks;

IT Security/Cybersecurity Risks

• IT/cybersecurity breach;

• product cybersecurity;

Acquisition Risks

• acquisition of strategic targets;

• inherent merger and acquisition risks;

• acquisition integration and synergies;

Other Business Risks

• joint ventures;

• intellectual property;

• risks of doing business in foreign markets;

• relative foreign exchange rates;

• currency devaluation in Argentina;

• pension risks;

• tax risks;

• returns on capital investments;

• financial flexibility;

• credit ratings changes;

• stock price fluctuation;

• dividends;

• regional energy supply and pricing;

• supply base condition;

Manufacturing/Operational Risks

• product launch;

• operational underperformance;

• restructuring costs;

• impairments;

• labour disruptions;

• skilled labour attraction/retention;

• leadership expertise and succession;

Legal, Regulatory and Other Risks

• antitrust proceedings;

• legal and regulatory proceedings;

• claims arising from Fisker bankruptcy;

• changes in laws;

• trade agreements;

• trade disputes/tariffs;

• increasing trade protectionism; and

• environmental compliance.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

• discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and

• set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

MAGNA ANNOUNCES THIRD QUARTER 2024 RESULTS	CONNECT WITH MAGNA 10